FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material fact dated December 21, 2012.

MATERIAL FACT

Banco Santander hereby announces that it has sold the group of buildings located in Madrid, calle Alcalá nos 6, 8, 10, 12, 14, Carrera de San Jerónimo no7 (formerly no 9) and Plaza de Canalejas no 1, known as the “Canalejas Complex”.

The total consideration amounts to euro 215 million, which in addition to the sale price, includes the financial consideration arising from the payment deferral offered to the buyer (calculated at a 5% annual nominal interest rate). Without including the financial charge, the sale price is 198.18 million euros.

The transaction generates a gross capital gain for Banco Santander of euro 85 million, approximately.

Banco Santander will continue to occupy the Complex for an additional maximum period of five months, without accrual of income or consideration.

Boadilla del Monte (Madrid) 21 December, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 21, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President